Exhibit 99.47

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

There is no market through which the securities may be sold and purchasers may not be able to resell the securities purchased under the prospectus supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation.

CI Financial Corp.

•% Debentures due 2024

INDICATIVE TERM SHEET

July 18, 2019

Issuer	CI Financial Corp. (“CI”)
Issue	•% Debentures due July 22, 2024 (the “Debentures”) issued via a Prospectus Supplement to the Short Form Base Shelf Prospectus dated December 22, 2017
Principal Amount	Minimum $300 million
Term	5-year
Interest Rate	•% per annum from issuance to July 22, 2024
Interest Payment Dates	From issuance to July 22, 2024, payable semi-annually in arrears on January 22 and July 22 of each year, with the first payment date on January 22, 2020
Issue Spread(1)	Redacted in accordance with subsection 9A.3(4) of National Instrument 44-102.
Maturity Date	July 22, 2024
Redemption	CI may, at its option, redeem the Debentures, in whole or in part any time prior to the Par Call Date, on not less than 30 nor more than 60 days’ prior notice to the registered holder at a redemption price equal to the greater of the Canada Yield Price (as defined herein) and par, together in each case with accrued and unpaid interest up to but excluding the date fixed for redemption
The Debentures may be redeemed in whole or in part at any time on or after the Par Call Date at 100% of the aggregate principal amount outstanding of the Debentures being redeemed, plus accrued and unpaid interest on such amount up to but excluding the date fixed for redemption
Canada Yield Price	“Canada Yield Price” on any redemption date means a price which, if the Debentures were to be issued at such price on such date, would provide a yield thereon from such date to the Par Call Date, equal to the Government of Canada Yield, plus • bps, compounded semi-annually and calculated on the day that is three business days prior to the date of redemption
Government of Canada Yield	“Government of Canada Yield” on any date means, with respect to the Debentures, the average mid-market yields to maturity on such date provided by two independent investment dealers selected by CI and approved by the Trustee, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce, if issued at par on such date, in Canadian dollars in Canada, with a term to maturity equal to the remaining term to the Par Call Date of the Debentures

Par Call Date	June 22, 2024 (1 month prior to Maturity Date)

Yield	•%

Settlement	July 22, 2019 (T+2)

Price	$•

Expected Credit Ratings(2) (3)	DBRS: BBB (high), trend Negative S&P: BBB+

Rank	The Debentures will be direct and unsecured obligations of CI and will rank pari passu with all existing or future unsecured and unsubordinated indebtedness of CI

Covenants	Negative Pledge, Limitation on Subsidiary Indebtedness, Limitation on Merger or Sale of Assets, Change of Control, Cross-Default

Use of Proceeds	Primarily to repay outstanding indebtedness under the Credit Facility (as defined in the Prospectus Supplement) and for general corporate purposes

CUSIP / ISIN	125491AL4 / CA125491AL40

Syndicate	CIBC World Markets Inc. (Joint Bookrunner)
National Bank Financial Inc. (Joint Bookrunner)
BMO Nesbitt Burns Inc.
Manulife Securities Incorporated
Scotia Capital Inc.
TD Securities Inc.
Casgrain & Company Limited
GMP Securities L.P.

The Debentures will be issued under and pursuant to the provisions of a first supplemental indenture to the trust indenture to be dated July 22, 2019 (the “Trust Indenture”) between CI and Computershare Trust Company of Canada, as the trustee (the “Trustee”). The foregoing is a brief summary of certain attributes of the Debentures which does not purport to be complete. Should any conflict arise between this summary and the Trust Indenture, the terms of the Trust Indenture will govern.

(1) Redacted in accordance with subsection 9A.3(4) of National Instrument 44-102.

(2) A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(3) Standard & Poor’s Ratings Services has provided CI with a provisional issuer credit rating of “BBB+” with a “Negative” outlook.